January 14, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (210) 220-4941

Richard W. Evans, Jr
Chief Executive Officer
Cullen/Frost Bankers Inc.
100 West Houston Street
San Antonio, Texas 78205

> **Re: Cullen/Frost Bankers Inc.**
> **Definitive 14A**
> **Filed March 26, 2007**
> **File No. 01-13221**

Dear Mr. Evans:

We have reviewed your response letter dated October 1, 2007 and have the following comment. Please respond to our comment by January 23, 2008 or tell us by that time when you will provide us with a response. The comments requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Discussion and Analysis, page 13

1. In your response to prior comment 6, you indicate that you do not believe that the financial targets that must be achieved in order to generate compensation under your incentive plans are material to an understanding of how compensation decisions are made because of the discretion exercised by the Committee in setting actual incentive compensation. Please disclose the financial performance targets set for the named executive officers, or provide the staff with a more detailed discussion of how you determined that the performance targets are not material to an understanding of the aspects of corporate and individual performance which Cullen Frost measures in setting incentive compensation or the level of difficulty required for the named executives to reach your various incentive pay levels.

2. Since your Compensation Committee exerts a significant amount of discretion in setting compensation amounts, please discuss how the exercise of discretion fits into your compensation philosophy.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel